SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, $0.002 par value

(Title of Class of Securities)

G6331P104

(CUSIP Number of Class of Securities)

Mike F. Chang

Chief Executive Officer

c/o Alpha and Omega Semiconductor Incorporated

475 Oakmead Parkway

Sunnyvale, CA 94085

(408) 830-9742

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Lucas S. Chang, Esq.

Albert Lung, Esq.

Morgan, Lewis & Bockius LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, California 94306

(650) 843-4000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$30,000,000	$3,486.00

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $30.0 million in value of the issuer’s common shares, $0.002 par value, at a per share price not less than $8.50 per share nor greater than $9.20 per share.

(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,486.00	Filing Party: Alpha and Omega Semiconductor Limited
Form or Registration No.: Schedule TO-I	Date Filed: June 8, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Alpha and Omega Semiconductor Limited, a Bermuda company (“AOS” or the “Company”), on June 8, 2015, as amended by Amendment No. 1 to the Tender Offer Statement (“Amendment No. 1”) on Schedule TO filed with the SEC on July 8, 2015 (together with related exhibits, the “Schedule TO”), in connection with the offer by the Company to purchase for cash up to $30.0 million in value of its common shares, $0.002 par value, at a per share price of not less than $8.50 nor greater than $9.20 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated June 8, 2015, a copy of which was filed herewith as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed herewith as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Tender Offer.

Item 4. Terms of the Transaction

Paragraph (a) of Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Tender Offer expired at 11:59 p.m., New York City time, on July 7, 2015. Because the Tender Offer was oversubscribed, the Company accepted, on a pro rata basis and in accordance with the terms of the Tender Offer, approximately 86.97% of each tendering shareholder’s validly tendered shares (other than “odd lot” holders whose shares were purchased on a priority basis). The Company accepted for purchase 3,296,703 shares of the Company’s common shares, at a purchase price of $9.10 per share, for an aggregate purchase price of $29,999,997.30, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 12.53% of the total number of the Company’s common shares issued and outstanding as of June 30, 2015.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On July 14, 2015, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on July 7, 2015. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D) Press release announcing the final results of the Tender Offer, dated July 14, 2015”

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2015	ALPHA AND OMEGA SEMICONDUCTOR LIMITED By: /s/ Mike F. Chang Mike F. Chang Chief Executive Officer

2

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 2015*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated June 8, 2015*
(a)(5)(B)	Email communication to employees, dated June 8, 2015*
(a)(5)(C)	Press release announcing the preliminary results of the Tender Offer, dated July 8, 2015*
(a)(5)(D)	Press release announcing the final results of the Tender Offer, dated July 14, 2015
(b)	None
(d)(1)	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(2)	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(3)	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(4)	Form of Option Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.4 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(5)	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.5 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
(d)(6)	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

3

Exhibit Number	Description
(d)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(8)	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(9)	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(10)	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
(d)(11)	Summary of 2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.30 from Annual Report on Form 10-K filed with the Commission on September 9, 2011)
(d)(12)	Summary of Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(13)	Offer Letter to Mary L. Dotz dated as of February 15, 2012 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(14)	Amended Form of Restricted Share Unit Issuance Agreement (incorporated by reference to Exhibit 10.35 from Annual Report on Form 10-K (File No.: 001-34717) filed with the Commission on August 31, 2012)
(d)(15)	Summary of Amended Fiscal Year 2013 Executive Incentive Plan (incorporated by reference to Exhibit 10.31 from Quarterly Report on Form 10-Q (File No.: 001-34717) filed with the Commission on May 6, 2013)
(d)(16)	Special Bonus Letter to Mary L. Dotz dated as of May 15, 2013 (incorporated by reference to Exhibit 10.33 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(17)	Summary of Fiscal Year 2014 Executive Incentive Plan (incorporated by reference to Exhibit 10.34 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 30, 2013)
(d)(18)	Form of Director's Share Option Agreement under the Automatic Grant Program (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on November 6, 2013)
(d)(19)	Consulting Agreement with Mary L. Dotz dated as of February 3, 2014 (incorporated by reference to Exhibit 10.1 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)

4

Exhibit Number	Description
(d)(20)	Amendment to Automatic Grant Program for Non-Employee Directors under the 2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.2 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(21)	Form of Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.3 from Quarterly Report on Form 10-Q filed with the Commission on May 9, 2014)
(d)(22)	Summary of Fiscal Year 2015 Executive Incentive Plan (incorporated by reference to Exhibit 10.39 from Annual Report on Form 10-K (File No: 001-34717) filed with the Commission on August 29, 2014)
(d)(23)	Separation Agreement, dated as of March 26, 2015, between the Company and Dr. Hamza Yilmaz (incorporated by reference to Exhibit 10.1 from Registration Statement on Form 8-K (File No. 001-34717) filed with the Commission on March 27, 2015).
(g)	None
(h)	None

*Previously filed.

5